CHINA EDUCATION ALLIANCE, INC.
58 Heng Shan Road, Kun Lun Shopping Mall,
Harbin, People’s Republic of China 150090

September 24, 2010

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jessica Plowgian, Attorney-Advisor

Re:	China Education Alliance, Inc. (the “Company”)
Form 10-K for Fiscal Year ended December 31, 2009
Filed April 15, 2010
File No. I-34386

Dear Ms. Plowgian:

We are responding to comments contained in the Staff letter, dated September 21, 2010, addressed to Mr. Xiqun Yu, the Company’s President and Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K dated March 15, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
We note your response to comment one from our letter dated August 27, 2010 and your statement that your vocational training services are provided through a PRC company in which you have no equity stake.  Please tell us, with respect to the other education services you provide, how your ownership structure complies with the PRC legal restrictions on foreign ownership and investment in education businesses.  Your response should address which of the entities in your organizational chart on page six provide your services.

Response:

We plan to add the following disclosure to our earlier proposed disclosure contained in our response to comment No. 1 in your letter to us dated August 27, 2010:

Regulation of Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education in 2000, or the Online Education Regulation, educational websites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teacher education, occupational education, adult education and other educational services. Under the Online Education Regulations, “Educational websites” refers to education websites providing education or education-related information services to website visitors by means of a database or an online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. Under the Online Education Regulations, “Online education schools” refer to organizations providing academic education services or training services with the issuance of various certificates.

Under the Online Education Regulations, setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education provided. Under the Online Education Regulations, any educational website and online education school shall, upon receipt of approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the National People’s Congress on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may establish administrative license requirements. On June 29, 2004, the State Council promulgated the Decision on Cutting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained.

We believe we are not required to obtain a license to operate “education websites” or “online education schools” from the MOE under the current PRC laws and regulation because we do not offer through our website education services or training programs that directly offer government accredited academic degrees or other government accreditation certifications.  Finally, there appears to be no restriction against foreign ownership of and it is unclear whether foreign ownership is restricted for businesses providing such “education websites” or “online education schools”.

Business Scope of our PRC Operating Entities

All our PRC operating subsidiaries, including Harbin Zhong He Li Da Education Technology, Inc. are in the business of providing education services.  Particularly, Harbin Zhong He Li Da Education Technology, Inc. is a holding company of all other subsiduries and also provides online exam preparation services, Heilongjiang Zhonghe Education Training Center provides onsite vocational training and after school tutoring services, Beijing Hua Yu Hui Zhong Technology Development Co., Ltd provides onsite vocational training and online college graduates electronic database and pre-employment training , Zhonghelida (Beijing) Management Consultant Co. Ltd. provides onsite vocational training services, Harbin New Discovery Media Co. is in the educational newspaper publishing business and Beijing New Shifan Education & Technology Co., Ltd publishes high school education magazine and organizes high school students contests.  We have terminated the acquisition of World Exchange, Inc. as of September 20, 2010.

“We are subject to numerous PRC rule and regulations that restrict the scope of our business… page 122.

2.
We note your response to comment one from our letter dated August 27, 2010.  In future filings please expand this risk factor to address in more detail “substantial uncertainties” you reference in your response regarding the interpretation and application of PRC laws and regulations with respect to your corporate structure.  Such disclosure should specifically address the relevant PRC laws and regulations governing education and technology and online services.  In additional, explain why changes in personnel at certain ministries of government could have a negative impact on you.

Response:

We propose to amend our disclosure as follows:

We are subject to numerous PRC rules and regulations that restrict the scope of our business and could have a material adverse impact on us.

We may be subjected to numerous rules and regulations in the PRC, including, without limitation, restrictions on foreign ownership of Internet and education companies and regulation of Internet content. Many of the rules and regulations that we face are not explicitly communicated, but arise from the fact that education and the Internet are politically sensitive areas of the economy.  We are not aware that any of our agreements or our current organizational structure is in violation of any governmental requirements or restrictions, explicit or implicit.

In particular, we do not believe that Administrative Rules on Foreign-Invested Telecommunications Enterprises and the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business apply to us because our corporate structure was established before these rules came into effect.  Further, we do not provide connectivity and internet services. We are primarily in the education business and only a portion of our education resources is disseminated to our paying customers as opposed to the general public via internet download.  Finally, our vocational training services are provided in collaboration with and through a PRC company, China Vocation Education Society.   We do not own or have any equity stake in China Vocation Education Society.  With regard to our education services, we do not believe that the Administrative Regulations on Educational Websites and Online and Distance Education Schools and the Decision on Cutting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained apply to us, because we do not offer through our website education services or training programs that directly offer government accredited academic degrees or other government accreditation certifications.  Even if these rules applied to us, there appears to be no restriction against foreign ownership and it is unclear whether foreign ownership is restricted for businesses providing such “education websites” or “online education schools”.  For more discussion on these issues, please refer to “Foreign Ownership Restrictions on Internet Content Provision Businesses” and “Regulation of Online and Distance Education”.

However, there can be no assurance that we are in compliance now, or will be in the future.  Moreover, operating in the PRC involves a high risk that restrictive rules and regulations could change.  Indeed, even changes of personnel at certain ministries of the government could have a negative impact on us.  With any change in administration, more scrutiny, emphasis or regulation may be levied our type of business or organizational structure. The determination that our structure or agreements are in violation of governmental rules or regulations in the PRC would have a material adverse impact on us, our business and on our financial results.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Zibing Pan

Zibing Pan
Chief Financial Officer